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04002383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 South Figueroa Street, Suite 3340
(No. and Street)

Los Angeles, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Suzana Su (213) 488-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor, Long Beach, CA 90802
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 23 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suzana Su, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEFFREY W. SCHEPPERS
Commission # 1351460
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2006

Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants & Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 30, 2004

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 31,437	$ 39,051
Deposits with clearing brokers	258,904	283,220
Receivable from clearing brokers	59,725	27,477
Other receivables	24,172	91,391
Income tax receivable, net		63,245
Securities owned, at market value	194,958	28,832
Other investments	311,845	108,831
Notes receivable	149,855	100,562
Fixed assets	13,034	17,065
Prepaid expenses	10,563	19,650
Deferred income taxes		28,500
Other assets	8,968	8,076
TOTAL ASSETS	$ 1,063,461	$ 815,900

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Commission rebates payable	$ 24,564	$ 9,637
Accounts payable	19,269	7,823
Accrued liabilities	80,794	44,401
Income taxes payable	43,169	13,474
Other liabilities	23,623	
Deferred income taxes	49,300	
	240,719	75,335
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; authorized 500,000 shares		100,000
Common stock, no par value; authorized 500,000 shares	47,600	47,600
Additional paid-in capital	464,319	464,319
Retained earnings	310,823	128,646
	822,742	740,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,063,461	$ 815,900

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
REVENUES		
Commissions	$ 579,225	$ 439,852
Interest	177,839	221,651
Wrap fee income	38,942	79,595
Consulting income	334,408	167,525
Investment gains (losses)	208,786	(62,312)
Other income	396,911	320,787
	1,736,111	1,167,098
EXPENSES		
Commission expense	257,760	201,897
Clearing costs	125,850	139,435
Employee compensation and benefits	539,125	539,476
Interest rebates	354	9,582
Professional fees	94,003	154,481
Rent expense	122,477	124,600
Depreciation and amortization	5,531	7,663
Regulatory fees and expenses	11,643	16,730
Other operating expenses	270,685	311,474
	1,427,428	1,505,338
INCOME (LOSS) BEFORE PROVISION (CREDIT) FOR INCOME TAXES	308,683	(338,240)
PROVISION (CREDIT) FOR INCOME TAXES	126,506	(122,800)
NET INCOME (LOSS)	$ 182,177	($ 215,440)

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, January 1, 2002	2	$100,000	4	$ 47,600	$ 464,319	$ 344,086	$ 956,005
Net loss						(215,440)	(215,440)
Balance, December 31, 2002	2	100,000	4	47,600	464,319	128,646	740,565
Redemption of Preferred stock	(2)	(100,000)					(100,000)
Net income						182,177	182,177
Balance, December 31, 2003	None	None	4	$ 47,600	$ 464,319	$ 310,823	$ 822,742

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 182,177	($ 215,440)
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Limited liability company (income) loss	(272,697)	23,121
Securities received for consulting services	(8,774)	
Depreciation and amortization	5,531	7,663
Loss on sale of other investment		34,709
Deferred income taxes	77,800	(15,700)
(Increase) decrease in operating assets:		
Deposits with clearing brokers	24,316	41,060
Receivable from clearing brokers	(32,248)	45,053
Other receivables	(32,781)	10,673
Income tax receivable, net	63,245	(63,245)
Securities owned	(157,352)	4,480
Prepaid expenses	9,087	(2,094)
Other assets	(892)	13,216
Increase (decrease) in operating liabilities:		
Commission rebates payable	14,927	(12,265)
Accounts payable	11,446	4,055
Accrued liabilities	36,393	(34,166)
Interest rebate payable		(1,773)
Income taxes payable	29,695	(37,026)
Other liabilities	23,623	(12,480)
Net Cash Used In Operating Activities	(26,504)	(210,159)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(79,096)	(17,633)
Collection on notes receivable	29,803	42,813
Purchases of fixed assets	(1,500)	(2,668)
Distributions from limited liability company	69,683	100,000
Proceeds from sale of limited liability company		39,671
Net Cash Provided By Investing Activities	18,890	162,183
NET CHANGE IN CASH	(7,614)	(47,976)
CASH AT BEGINNING OF YEAR	39,051	87,027
CASH AT END OF YEAR	$ 31,437	$ 39,051

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

American Eastern Securities, Inc. (the "Company") was incorporated in the State of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Summary of Significant Accounting Policies

Cash

Cash includes account balances in banks and cash balances at brokers.

The Company maintains bank balances which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at cost, which approximates fair value.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest revenue and rebate expense from transactions associated with customer account balances.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Other Investment

Other investments include the Company's investment in Luminus Capital, LLC (LLC), which is reported under the equity method at the fair market value of the underlying net assets. The Company is the managing member of LLC. At December 31, 2003 and 2002, the Company held an approximate 2.0% and 1.4% interest, respectively, in LLC. The net income (loss) for 2003 and 2002 was approximately $42,000 and ($23,100), respectively, and is included in investment gains and losses on the statements of operations.

NOTE 2 – Other Investment (Continued)

As the managing member of LLC, the Company receives both a management fee and a performance fee. The management fee was approximately $96,000 and $129,800 for 2003 and 2002, respectively, and is reported as an expense on LLC's financial statements. The performance fee was approximately $230,200 for 2003; there was no performance fee for 2002. The performance fee is a preferred allocation of members' capital to the managing member, and is based upon the net increase in the net asset value of LLC. Both the management fee and performance fee totaled approximately $326,200 and $129,800 for 2003 and 2002, respectively, and are included in other income on the statements of operations. The Company, up until June 30, 2003, paid the LLC fund manager a portion of these fees, which for 2003 and 2002 totaled approximately $38,800 and $86,500, respectively. These expenses are included in other operating expenses on the statements of operations. Beginning July 1, 2003, the LLC is paying the fund manager directly and the Company's fees are net of the fund manager fee.

The financial position and results of operations of the Company's equity-based investment is summarized below:

	December 31,	
	2003	**2002**
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$ 5,476,000	$ 3,740,500
Due from broker/dealer	2,198,000	2,801,000
Marketable securities, at fair market value	10,949,000	3,752,000
	$18,623,000	$10,293,500
Investments – short	$ 2,225,500	$ 2,567,000
Other liabilities	767,000	109,500
Members' capital	15,630,500	7,617,000
	$18,623,000	$10,293,500

	For the Year Ended December 31,	
	2003	**2002**
	(Unaudited)	(Unaudited)
Income (loss)	$ 3,384,000	($ 934,400)
Expense	205,000	206,000
Net income (loss)	$ 3,179,000	($ 1,140,400)

NOTE 3 – Securities Owned

Securities owned consists of trading securities at market value, as follows:

	December 31, 2003	December 31, 2002
Common stocks	$ 174,803	$ 9,435
Mutual funds	3,355	2,597
Warrants	16,800	16,800
	$ 194,958	$ 28,832

NOTE 4 – Fixed Assets

Fixed assets consists of the following:

	December 31, 2003	December 31, 2002
Leasehold improvements	$ 14,745	$ 14,745
Computer equipment	37,289	35,789
Machinery and equipment	3,923	3,923
Furniture and fixtures	12,031	12,031
	67,988	66,488
Less: accumulated depreciation and amortization	54,954	49,423
	$ 13,034	$ 17,065

NOTE 5 – Profit Sharing Plan

The Company has a qualified defined contribution retirement plan covering substantially all of its employees. The plan provides for discretionary employer profit sharing contributions and employee elective deferrals. The Company contributed $50,000 for the year ended December 31, 2003 and there was no contribution for the year ended December 31, 2002.

NOTE 6 – Provision (Credit) for Income Taxes

The provision (credit) for income taxes consists of the following:

	For the Year Ended December 31,	
	2003	2002
Currently receivable		($ 107,900)
Currently payable	$ 48,706	800
Deferred	77,800	(15,700)
	$ 126,506	($ 122,800)

The Company's deferred tax asset is as follows:

	December 31,	
	2003	2002
Current deferred tax asset		$ 11,800
Noncurrent deferred tax asset	$ 13,200	16,700
Current deferred tax liability	(62,500)	
Net deferred tax asset (liability)	($ 49,300)	$ 28,500

At December 31, 2003, income taxes payable consists of federal and franchise taxes payable of approximately $32,000 and $11,000, respectively. At December 31, 2002, the net income tax receivable consists of $107,900 receivable from the benefit of the 2002 federal NOL carryback less approximately $44,600 of federal income tax payable for 2001 taxes. At December 31, 2002, income taxes payable consists of approximately $13,500 (including penalty and interest) of franchise tax payable for 2001 taxes. The Company has a California NOL carryover of approximately $146,000, which is suspended until 2004 and expires in 2013.

NOTE 7 – Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in July 2006. In general, the office lease provides for payment of taxes, maintenance and insurance by the Company. The Company subleases a portion of its office space to various consulting customers on a month-to-month basis.

NOTE 7 - Commitments and Contingencies (Continued)

Lease (Continued)

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2004	$ 51,974
2005	51,974
2006	30,318
	$ 134,266

Rent expense, including all operating leases and common area services and costs, totaled approximately $122,500 and $124,600 for the years ended December 31, 2003 and 2002, respectively.

Sublease income for each of the years ending December 31, 2003 and 2002 totaled approximately $40,700 and $48,000, respectively, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. The deposit is maintained in cash and cash equivalent funds. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31,	
	2003	2002
Net capital	$ 164,521	$ 283,341
Required net capital	100,000	100,000
Excess net capital	$ 64,521	$ 183,341
Aggregate indebtedness to capital	1.16 to 1	.27 to 1

NOTE 9 - Related Party Transactions

During 2003 and 2002, the Company loaned funds to the common stockholder and an employee of the Company. The loans are due on demand and are unsecured with interest, ranging from 5% to 7%. The balance of approximately $149,900 at December 31, 2003 is due from the stockholder. The balance of approximately $100,600 at December 31, 2002 is due from the stockholder and an employee. These loans are listed as notes receivable on the statements of financial condition. Interest income approximated $5,800 and $6,100 during 2003 and 2002, respectively. At December 31, 2002, the Company also had an unsecured receivable from the preferred stockholder of $59,300, which represented unpaid rent. This amount is included in other receivables on the statements of financial condition.

NOTE 10 - Stock Warrant

During the year ended December 31, 2003, in connection with providing consulting services, the Company received a stock warrant purchase agreement. The agreement allows the Company to purchase 571,428 shares of common stock of American Dairy Inc. (ADI), at any time until August 28, 2006, at an exercise price of $1.75 per share. The agreement contains provisions restricting transferability and rights to the common stock. As of December 31, 2003, ADI's stock has been available only under private offerings. The Company believes that the fair market value would approximate its cost in exercising its purchase option.

NOTE 11 - Supplemental Disclosures of Cash Flow Information

	December 31,	
	2003	2002
Cash paid during the year for:		
Interest paid	$354	$242
Income taxes paid	$800	$800

Noncash Transaction:

During 2003, the Company redeemed all of its preferred stock outstanding by offsetting its $100,000 receivable from the preferred stockholder for unpaid rent.

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2003

CREDITS	
Stockholders' equity per Company's unaudited X-17A-5 Part IIA filing	$ 1,020,402
Net audit adjustments	(197,660)
Stockholders' equity	822,742
ADD	
Other allowable credits - deferred income taxes payable	66,230
Stockholder's equity and allowable credits	888,972
DEBITS	
Nonallowable assets:	
Deposit in transit	20,000
Other investments	311,845
Receivables from non-customers	174,027
Securities not readily marketable	182,894
Fixed assets	13,034
Prepaid expenses	10,563
Other assets	8,968
	721,331
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	167,641
HAIRCUT ON SECURITIES	
Trading securities - corporate stock	1,810
Money market - mutual fund	1,310
	3,120
NET CAPITAL	164,521
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $191,419	100,000
Excess net capital	$ 64,521
Excess net capital at 1000%	$ 45,379
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.16 to 1
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 187,560
Net audit adjustments	(23,039)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 164,521
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 171,451
Net audit adjustments	19,968
AGGREGATE INDEBTEDNESS	$ 191,419

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2003

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2003.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2003.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
American Eastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
January 30, 2004